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June 3, 2024

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tamika Sheppard, Joe McCann, Daniel Gordon and Jenn Do

Re:	Rapport Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 17, 2024
File No. 333-279486

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Rapport Therapeutics, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on May 17, 2024 (the “Registration Statement”), as set forth in the Staff’s letter, dated May 24, 2024, addressed to Troy Ignelzi (the “Comment Letter”). The Company is concurrently publicly filing the Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment No. 1.

Risks Associated With Our Business, page 7

1.   We note your revised disclosure at the bottom of page 29 in response to prior comment 1. Please add a new Summary risk factor bullet point that highlights this specific risk.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

June 3, 2024

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 7 of Amendment No. 1 in response to the Staff’s comment.

[Signature Page Follows]

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

June 3, 2024

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1222.

Sincerely,

/s/ Kingsley L. Taft
Kingsley L. Taft, Esq.

cc:	Abraham N. Ceesay, Rapport Therapeutics, Inc.

Troy Ignelzi, Rapport Therapeutics, Inc.

Stephanie A. Richards, Goodwin Procter LLP

Justin S. Platt, Goodwin Procter LLP

Richard Segal, Cooley LLP

Divakar Gupta, Cooley LLP

Darah Protas, Cooley LLP